Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	PLACE OF INCORPORATION

ChinaCache North America Inc.	California, USA

ChinaCache Ireland Limited	Ireland

ChinaCache Networks (Hong Kong) Limited	Hong Kong

ChinaCache Network Technology (Beijing) Limited	PRC

ChinaCache Xin Run Technology (Beijing) Co., Limited	PRC

Affiliated Entities

Beijing Blue I.T. Technologies Co., Ltd.	PRC

Beijing Jingtian Technology Co., Ltd.	PRC